

March 20, 2015

Carl A. de Brito, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Re: Crescent Capital BDC, Inc.
        Registration Statement on Form 10
        File Number: 000-55380

Dear Mr. de Brito:

On February 19, 2015, Crescent Capital BDC, Inc. (the "Fund") filed a registration statement on Form 10 (the "Registration Statement"). The filing was made on a voluntary basis for the purpose of registering common shares of the Fund's securities under the Securities Exchange Act of 1934. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

3. Please confirm that the Fund does not intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement.

Explanatory Note

Page 1

4. The Registration Statement sets forth the following reason for filing the Registration Statement on Form 10: "to permit [the Fund] to file an election to be regulated as a

business development company … to provide current public information to the investment community." In other sections of the Registration Statement, it is stated that the Fund may seek to complete an initial public offering of the Fund's shares. Please revise the statements in the Registration Statement describing the purpose of filing the Registration Statement to accurately reflect the reasons for the registration. Furthermore, in the appropriate section of the Registration Statement, please describe under what circumstances, and subject to what conditions, the Fund would seek to complete the Qualified IPO. Please include appropriate risk disclosures that there are no assurances that the Qualified IPO will take place and that investors should not rely on a future public offering as a liquidity option. We may have additional comments.

Item 1. Business.

General Development of Business

Page 1

5. Please state in the opening paragraph of this section that the Fund's private offering will be conducted in reliance on an exemption from the requirements of the U.S. Securities Act of 1933. In the appropriate section of the Registration Statement, please discuss what eligibility criteria, including minimum commitment amounts, that potential investors will have to satisfy before being permitted to invest in shares.

6. It is stated that the Fund is expected to commence investment activities contemporaneously with the initial closing of the Private Offering. Are additional closings contemplated by the private offering? If so, how many such additional closings are expected to occur and for what period of time after the Initial Closing? If applicable, please describe briefly the mechanics of additional closings, including any true-up contributions that will have to be made by investors who buy shares in such additional closings.

7. Please disclose if there is a commitment period applicable to an investor's obligation to contribute capital to the Fund, following which the investor would be released from such obligation. Disclose potential consequences of an investor's failing to meet capital calls.

Description of Business – General

Page 2

8. The section states that the Fund's primary focus is investing in secured debt. Please include additional disclosure if the Fund's principal investment strategy contemplates investments in "junk" bonds and include appropriate risk disclosure (if applicable).

9. Please add disclosure if the Fund's principal strategies include investments in original issue discount securities. See Comment 17 below.

Description of Business – General – Investment Adviser

Page 3

10. It is stated that the Fund's adviser, CDBC Advisors, LLC is a registered investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). In your response letter, please explain whether such registration is forthcoming or provide the entity's CRD number in your response.

Description of Business – General – Investment Advisory Agreement; Administration Agreement; License Agreement

Page 3

11. With respect to the stated management fee waiver to be agreed to by the Adviser, please clarify in your response letter whether the fee waiver will be reflected in the Investment Advisory Agreement or in another form contract to be attached as an exhibit to the Registration Statement. Please disclose whether the Advisor may be permitted to recoup waived amounts and, if applicable, whether recoupment is subject to any conditions. Please disclose whether the waiver agreement may be modified and under what circumstances.

Page 4

12. Please revise the description of the "catch-up" feature of the incentive fee: the Adviser receives 100% of pre-incentive fee net investment income until the Adviser has received (i) 15% pre-IPO and (ii) 17.5% post-IPO of pre-incentive fee net investment income, up to the percentages stated in the second bullet point on the same page. After the Adviser is fully "caught-up," payments between the Fund and the Adviser of the pre-incentive fee net investment income are divided according to the same percentages. Alternatively, you may wish to refer to the bullet point when describing the catch-up provision.

Page 5

13. The sentence immediately following the third bullet that describes the first component of the incentive fee states that the incentive fee calculations "are adjusted for any share issuances or repurchases during the quarter." Please explain whether the Fund intends to institute a share repurchase program, or if that is not the case, please include appropriate language to clarify that repurchases will be effected only in extremely limited circumstances (and describe such circumstances).

14. The disclosure indicates that the Fund reimburses the Administrator for the allocable portion of overhead incurred by the Administrator on the Fund's behalf in performing its obligations under the Administration Agreement. Disclose the methodology used to allocate costs and expenses under the administration agreement. In your response letter,

please confirm that the Board exercises appropriate oversight with respect to the equity of the allocation methodology used.

Page 6

15. In describing the relationship between the Fund and its Advisor, it is disclosed that "[t]he Advisor maintains a contractual, as opposed to a fiduciary, relationship with us." Please explain whether the investment advisory agreement between the Fund and its Advisor modifies the Advisor's fiduciary duties under Section 206 of the Advisers Act and as interpreted in *SEC v. Capital Gains Research Bureau* (375 U.S. 180 (1963)). We may have additional comments.

Description of Business – Organizational and Operating Expenses

Page 8

16. In the opening sentence of the second paragraph of the section, please make clear that all costs and expenses of the Fund's operations, administration and transactions are borne by Unitholders.

Item 1A. Risk Factors.

General

17. In your response letter, please confirm the extent to which the Fund will invest in PIK securities. Please discuss risks presented by investments in PIK securities. Please specifically disclose that:

a. the higher interest rates on PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans.

b. even if accounting conditions were met, the borrower could still default when the Fund's actual collection is supposed to occur at the maturity of the obligation.

c. PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

d. PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

e. PIK securities create the risk that incentive fees will be paid to the Advisor based on non-cash accruals that ultimately may not be realized; disclose whether or not the Advisor will be under any obligation to reimburse the Fund for these fees.

18. Please disclose the risks associated with the lack of secondary market for and the general lack of liquidity of the Fund's shares.

19. Please disclose the risk of investors failing to meet capital calls issued by the Fund and discuss the risks to the Fund.

Page 12

20. If the Fund plans to issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosure of risks to holders of common stock in the event of a preferred shares offering.

Page 23

21. Please revise the "Limited Operating History" heading to "No Operating History" as the Fund has not commenced operations.

Page 24

22. Please revise the "Possible Inability to Replicate Historical Results Achieved by Crescent" heading and accompanying disclosures to clearly state that there is no guarantee that such results will be replicated. Please make corresponding changes to the disclosures in this section as well.

Page 28

23. Under the heading "Restricted Ability to Enter into Transactions with Affiliates," please explain the methodology of allocating investment opportunities when co-investments are not permitted under the 1940 Act.

Page 31

24. In the section titled "Potential Default or Other Issues Under the Credit Facility," please disclose the extent to which the lender can seek recourse against shareholders, for example if the facility is secured by shareholders' obligations to contribute capital to the Fund. Please describe the terms of the Credit Facility in Item 1.

Page 41

25. In the section titled "Uncertainty Regarding the Deployment of Proceeds of this Private Offering within the Contemplated Timeframe," please indicate what the indicated timeframe is. In the appropriate section of the Registration Statement, please disclose that the appropriate timeframe for a business development company to deploy investment proceeds is the earlier of (i) two years after the termination or completion of sales or (ii)

two and one-half years after commencement of its public offering (See Guide 1 to Form N-2).

*   *   *   *   *   *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the Registration Statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

/s/ Asen Parachkevov
Attorney Adviser